ASSET VALUE FUND LIMITED PARTNERSHIP
                          376 MAIN STREET, P.O. BOX 74
                              BEDMINSTER, NJ 07921
                                 (908) 234-1881



                                                                   July 31, 1998

Dear Fellow Cortech Stockholder:

     We and two other investors ("Asset Value") own approximately 15% of the outstanding shares ("Cortech Shares") of Cortech, Inc. ("Cortech"), which makes us by far Cortech's largest stockholders. We believe that Asset Value's nominees would provide better leadership for Cortech and that is why we are seeking control of the Board by electing our nominees to the Board.1

     Effective July 21, 1998, three members of the old Board (the "Old Board") resigned after appointing their replacements (the "Appointed Board"). Cortech has stated that the departures did not result from disagreements with the Company. There has been no explanation of why the incumbents did not wait until their successors were chosen by the stockholders on September 4, 1998 which would have permitted stockholders an opportunity to elect the new Directors.

   WARNING: "Those who cannot remember the past are condemned to repeat it."2

     At the end of fiscal  1997,  Cortech  had net assets of only $15.4  million after losing over $70 million since 1993 in a failed attempt to exploit Cortech's technology. The Old Board then proceeded to expend $673,000 of Cortech's limited resources promoting a merger with BioStar, Inc. (the "Merger"), a company with a $5.6 million negative net worth even though Asset Value warned the Old Board from the start that the Merger was not in the interests of stockholders3 who, Asset Value said, would never approve such a transaction. The Merger was canceled on May 7, 1998.


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     1    Asset Value is also asking stockholders to approve an amendment to the
By-laws which would increase the number of directors from four to seven creating a total of four vacancies (the "Board Amendment"). If these four vacancies are filled with Asset Value's nominees, control of Cortech will transfer to Asset Value. If the Board is not increased, Asset Value will seek to elect nominee Paul Koether to fill the vacancy which would then be available. Management opposes the Board Amendment and instead proposes to amend the Certificate of Incorporation so that only directors have a right to set the number of directors
(the "Elimination of Stockholders Right").   Asset Value opposes the Elimination
of Stockholders Right.

     2    The Life of Reason, (1905) George Santayana

     3 Asset Value has not retained an independent financial adviser and its conclusions are solely based on the opinion of its manager, Asset Value Management, Inc. which was reached after reviewing management's proxy material for the Merger, including the opinion of management's financial adviser.

          ONLY ASSET VALUE WAS WILLING TO SPEND ITS TIME AND MONEY TO
                          PUBLICLY OPPOSE THE MERGER!

We ask you. Do you want Cortech led into the future by any incumbent Director or any other nominee connected to this past?

                              Don't take a chance.
                               Vote for a change.
                        Vote for Asset Value's nominees!

                                 MORE RED INK!

     After the termination of the Merger, Cortech's Form 10-Q for the first quarter of 1998 revealed that Cortech's losses not only continued but increased compared to last year. In a quarter with No research and development activities and No revenues, Cortech still had approximately 15 full-time4 employees and general and administrative expenses of $1,522,000, of which, according to Cortech, merger expense only accounted for approximately $673,000. After the Form10-Q was filed Kenneth Lynn, the former CEO, left Cortech, taking with him, what we would call, a "departure bonus" of almost $500,000, another 3.5% of Cortech's remaining cash of $14.3 million. The calculation of the $500,000 departure bonus was derived by adding 20 months of salary ($442,000), future consulting fees of an undisclosed amount and health insurance coverage for 18 months estimated at $600 per month as reported in Cortech's Form 8-K filed on May 18, 1998.

                         What did the Old Board do next?

     Well one thing it did not do -at least not voluntarily- is call this Annual Meeting within the 13 months required by Delaware law. Instead Asset Value had to file a lawsuit to compel the Board to let stockholders decide who will determine Cortech's future.

     THIS MEETING WAS ORDERED BY THE CHANCERY COURT OF DELAWARE ONLY AFTER A LAWSUIT WAS FILED BY ASSET VALUE TO COMPEL A MEETING.


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     4    Cortech  does not  disclose  whether  there are  additional  part-time employees and consultants still hanging on. Asset Value considers a shutdown of Cortech an alternative which must be considered, particularly in view of the continued losses reported in the first quarter of 1998. Such a course however, has risks, including the possible further diminishment of Cortech's technology and the possible cessation of Cortech as a going concern. The matter would be further evaluated with current employees once Asset Value gained control, therefore, there is no assurance that Cortech would be shut down.

     Ask yourself why would the Old Board spend Cortech's limited resources to defend against a demand to hold an annual meeting as required by law? And why would the Appointed Board spend Cortech's limited resources on this proxy contest?

     We think one reason is because management does not want you to ask this question:

                 ARE YOU BETTER OFF NOW THAN YOU WERE FIVE YEARS
                                      AGO?

               DO YOU WANT FUTURE TRANSACTIONS SELECTED BY ANYONE
              WHO EITHER APPROVED THE MERGER OR STOOD SILENT WHILE
                            THE MERGER MOVED FORWARD?

                   WE HOPE YOUR ANSWER WILL BE: CERTAINLY NOT!

              PLEASE SEND THE GREEN PROXY BALLOT TO ASSET VALUE AND VOTE TO INCREASE THE BOARD AND TO ELECT ASSET VALUE'S
                                    NOMINEES.

                    IT'S TIME FOR A CHANGE; VOTE FOR CHANGE;
                              VOTE FOR ASSET VALUE.

                       SEND IN THE GREEN PROXY BALLOT VOTE
                   YES TO INCREASE THE BOARD BUT IN ANY EVENT:

                     VOTE FOR ALL OF ASSET VALUE'S NOMINEES!

              VOTE AGAINST THE ELIMINATION OF A STOCKHOLDERS RIGHT!

                         TIME AND MONEY ARE RUNNING OUT!

                 READ THE ENCLOSED PROXY STATEMENT TO LEARN MORE
                        ABOUT WHY IT'S TIME FOR A CHANGE.


                                            Very truly yours,



                                            Paul O. Koether
                                            Asset Value Fund Limited Partnership




                                    IMPORTANT

     If your shares are held in "Street Name" only your bank or broker can vote your shares, and only upon receipt of your specific instructions. Please contact the person responsible for your account and instruct them to execute a Green Proxy Ballot as soon as possible.

     If you have any questions or need further assistance in voting, please call John W. Galuchie, Jr., of Asset Value Fund Limited Partnership collect at (908) 234-1881, or our proxy solicitor:

                           BEACON HILL PARTNERS, INC.
                                 90 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (800) 253-3814